Jinkosolar Provides Update on Its Facility In Haining City, Zhejiang Province

SHANGHAI, Sep. 22, 2011 / -- JinkoSolar Holding Co., Ltd. (“JinkoSolar”, the “Company” or “we”)( NYSE – JKS), a fast-growing, vertically-integrated PV manufacturer with production facilities in China, today provided additional information regarding environmental concerns related to its facility in Haining city, Zhejiang Province, China.

As previously reported, Zhejiang Jinko Co., Ltd. (“Zhejiang Jinko”), a subsidiary of JinkoSolar, suspects that a discharge of a small amount of solid waste containing fluoride into a nearby water channel may have occurred at its plant in Haining city.

Haining plant and recent events

The Company started operations at its Haining facility in September 2009, after acquiring it from its previous owner. After the acquisition, the Company completed several upgrades including installation of new water, waste and air treatment facilities at a cost of more than US$6 million. The Company’s operation of the Haining plant commenced in 2009.

The Haining plant is located in an area approved by the local government for industrial use, and is adjacent to Hongxiao Village which has a population of about 3,300. The plant employs approximately 3,000 people. In some areas, the village is separated from our facilities by a small water channel that is approximately 3 meters to 5 meters wide and 0.5 meter deep.

The plant’s waste water system connects to the municipal sewage system, which in turn delivers sewage water for further treatment at the Haining municipal treatment plant. Haining Water Monitoring Department continuously monitors the quality of the Haining plant’s waste water, 24 hours a day, at the point where our system delivers waste water to the sewage system. These sensors are highly sensitive and test for a variety of pollutants. If the concentrations of pollutants exceed the allowable standards, the Water Monitoring Department will notify us and take enforcement steps, including levying fines, etc.

With the exception of one incident on May 11, 2011 related to the trial operation for our 100 MW expansion phase, which we discuss below and which is unrelated to the current event, the Haining Water Monitoring Department has never advised us that the quality of the effluent does not meet applicable standards. Other than the possible accidental release of fluoride in the August incident, no fluoride has been released into the environment.

In PV cell manufacturing, the processes of silicon wafer texturing and etching generate a fluoride solution as a by-product. In our waste water treatment system, we use alkaline chemicals to neutralize the fluoride solution and the calcium fluoride solid is separated from the waste water. The solid waste is disposed of several times each week by our licensed waste management contractor. In the interim, we store the fluoride solid waste in our warehouse, which can handle up to four days of waste volumes.

On August 20, 2011, due to a change in local regulation affecting our contractor, the waste management company that was under contract to collect our solid waste through June 4, 2012 stopped waste collection at the Haining plant. We immediately started to seek another licensed waste management company to provide collection services and after negotiations, promptly signed a contract on August 26. Under this new contract, solid waste is collected once every two days.

During this short period while we were putting in place a new waste management contractor, solid waste volume outgrew our warehouse and we temporarily stored waste outside the warehouse in covered bins. We suspect that heavy rains on August 24 and 25 may have caused some of the waste to leak out to the nearby water channel via the drainage systems on the factory compound, which might be the cause of elevated fluoride content that may have caused the death of fish in the water channel.

On or about September 5, rumors started to circulate on the internet, including postings of photos of dead fish. On the same day, we became aware of the incident and promptly commenced actions to clean up the affected area in compliance with local government recommendations. First, we have isolated the affected water channel section and treated the affected water and soil. We also have built a water collection system around the warehouse and the extended outdoor storage area to prevent leakage. Additionally, we will construct a retaining wall to separate our facilities from the water channel, further preventing any accidental discharge into the water channel. The local environment authorities are currently conducting water quality testing.

Although responsibility for the discharge is still under investigation by local government authorities, on September 7, we agreed to pay compensation for the crop damage as well as for the death of any livestock and wildlife arising from the pollution incident, if any.

On September 15th, more than 500 people gathered at the front gate of the Haining plant to protest the discharge, resulting in damage to a number of vehicles and office buildings.

On September 17, we voluntarily suspended production at the Haining plant.

Prior contact with local environmental bureau

In April, our 100 MW expansion phase at the Haining plant became ready for trial production. On April 19, we received a “pre-trial production” notice from the local environmental bureau. This has nothing to do with pollution, and is a normal procedure related to the testing of any new production line.

At the time, we were running trial tests on a new PV production line and, as is normal when new production lines are undergoing initial testing, we had elevated levels of fluoride in our effluent on one day in May because it takes additional material and time to test the production line before bringing it on stream. The fluoride waste was treated in our own system, and then in the municipal sewage system as discussed above; it was never released in the local environment. We promptly brought the fluoride levels down within the allowable range, and we have not received notice that the fluoride content of our waste water has exceeded allowable levels since May.

On August 4, we received a notice from the local environmental bureau informing us of higher than acceptable levels of fluoride in our waste water sent through the municipal sewer system on May 11 and issued us a penalty of RMB470,000. We appealed this decision and on August 7, the fine was withdrawn.

On September 17, the local environmental bureau issued a new penalty notice for the same amount.

However, at no point prior to this recent weather-related incident was fluoride waste from our factory discharged or leaked into the local environment. We meet or exceed all requirements for ISO 14001 certification and our factories are equipped with state-of-the-art equipment designed for minimal environmental impact. We are proceeding, subject to governmental approval, to engage an internationally recognized, independent environmental agency to conduct an audit of all our facilities.

Statement of Deputy Director of Haining Health Bureau

The Deputy Director of the Haining Health Bureau stated in a press conference on September 20 that from 2007 until today, there have been 27 villagers diagnosed with cancer. Based on the size of this village population, this incidence rate is at the same level as the national average. According to the data since 2007, including the period of time from 2009 to the present during which the Company has owned and operated the Haining plant, the incidence rate has not changed significantly.

Anticipated effect on the Company

Based on currently available information, the Company believes that sufficient tolling capacity exists in the East China region to permit the Company to continue to fill customer orders. If the Haining plant operation remains suspended, the possible use of tolling services may somewhat increase the Company’s non-silicon production costs until the plant reopens.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing, vertically-integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S. and Bologna, Italy. JinkoSolar has built a vertically-integrated solar product value chain with an integrated annual capacity of 900 MW each for silicon wafers, solar cells and solar modules as of March 31, 2011. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Italy, Germany, Belgium, Spain, the United States, France and other countries and regions.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s public filings with the Securities and Exchange Commission, including its annual report on 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 25, 2011, as amended on May 10, 2011 and September 2, 2011. All information provided in this press release is as of September 22, 2011. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Yvonne Young
JinkoSolar Holding Co., Ltd.
Tel: +86 21 6106 4018
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86 10 5826 4939
Email: carnell@christensenIR.com

In the U.S.:

Jeff Bloker
Christensen
Tel: +1 480 614 3003
Email: jbloker@christensenIR.com